Ballard Power Systems Inc.

News Release

Ballard Confirms Receipt of Grant to Support Clean Power From By-Product Hydrogen
Financial incentive for clean, on-site power production
System will offset power demand at Californian bleach plant

For Immediate Release – February 21, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has finalized the agreement to deploy a clean energy fuel cell power generator at a K2 Pure Solutions bleach plant in Pittsburg, California.

The agreement between Ballard and K2 Pure Solutions, previously announced in August 2010, anticipated receipt of a routine air permit exemption for the fuel cell system from the Bay Area Air Quality Management District and a grant from California’s Self Generation Incentive Program (SGIP). Ballard now confirms that both the air permit exemption and the SGIP Final Reservation Notice Letter have been issued for this project.

Ballard’s CLEARgen™ fuel cell system will convert by-product hydrogen into clean load-following electricity that will partially offset power demand at the state-of-the-art bleach plant. System installation and commissioning is planned for completion by mid-2012.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including expected commercial competitiveness of our products, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com